UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August, 2023

Commission File Number: 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

1751 Richardson Street, Suite #2207,

Montreal, Quebec H3K-1G6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

On December 26, 2022, Siyata Mobile Inc., a British Columbia (Canada) global vendor of Push-to-Talk over Cellular devices and of cellular signal booster systems (“Siyata” or the “Company”), were notified that there had occurred a significant infiltration of water into our warehouse premises located at 1751 Richardson, Suite 2207, Montreal, Quebec, Canada, due to a leaking water pipe in the floor above (which floor is not leased by the Company). Subsequent to this, an inventory loss of USD $519,763 (at cost) related to water damaged inventory in the year ended December 31, 2022, and an additional USD $25,203 of losses in the flood due to leasehold improvement and equipment damaged was recorded in Q4 2022. The Company’s management further to this damage, covered by its property insurance policy, filed a claim with our commercial property insurer whose policy covered the selling price of damaged inventory.

On August 25, 2023, we were informed that our insurers had proceeded with a net insurance payout to us to the tune of CAD $513,617.84 (approx. USD $380,458.) Calculated at selling price of our water damaged inventory, this payout was separate and over and above the USD $454,635 recovered from the salvaged inventory (at cost), to be reflected and added back in our Q3 2023. Thus, from a balance sheet and income statement perspective in Q3 2023, USD $454,635 would be added back as an inventory asset and included as income to partially reverse the previously impaired and written off (expensed) damaged inventory, and the current insurance proceeds of USD $380,458 will be recorded as a separate line income item with the increase in cash due to these proceeds received.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this Report. The Company is not responsible for the contents of third-party websites.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 28, 2023	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer

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